Exhibit 99.1

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TEMEX SHAREHOLDERS OVERWHELMINGLY APPROVE ARRANGEMENT AGREEMENT WITH LAKE SHORE GOLD

TORONTO, ONTARIO -- (Marketwired – September 14, 2015) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that the arrangement agreement (the “Agreement”) between the Company and Temex Resources Corp. (“Temex”), through which Lake Shore Gold will acquire all outstanding common shares of Temex, received overwhelming support from Temex shareholders at its Annual General and Special Meeting held today in Toronto. Of total shares voted, approximately 88% were voted FOR the Agreement (after excluding the votes required to be excluded in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions).

Following receipt of shareholder approval, it is now anticipated that the Agreement will be completed as soon as practicable following receipt of the final order of the Ontario Superior Court of Justice, expected on or about September 16, 2015, and following the satisfaction or waiver of all other conditions precedent to the Agreement. Under the Agreement, among other terms, holders of Temex shares will receive, in respect of each Temex share that they hold, 0.105 of a common share of Lake Shore Gold. Upon closing of the Agreement, Lake Shore Gold will issue approximately 20 million common shares to acquire all issued and outstanding Temex shares, representing less than 5.0% of the Company’s current common shares outstanding.

Temex and Goldcorp Canada Ltd. have a joint venture (with Temex as the operator) for the Whitney Property (“Whitney), which is located immediately adjacent to Lake Shore Gold’s Bell Creek Mine and Mill. Whitney includes the past producing Hallnor, Broulan Reef and Bonetal mines. Temex has issued resource estimates for Whitney that include 0.97 million tonnes at a grade of 7.02 grams per tonne for 218,100 ounces of gold in the Measured category, 2.3 million tonnes at a grade of 6.77 grams per tonne for 490,500 ounces of gold in the Indicated category, and 1.0 million tonnes at a grade of 5.34 grams per tonne for 170,700 ounces of gold in the Inferred category(1) Temex also owns the Juby Gold Project (“Juby”) located in the Shining Tree Area of Ontario. Resource estimates at Juby include 26.6 million tonnes at a grade of 1.28 grams per tonne for 1,090,400 ounces in the Indicated category and 96.2 million tonnes at a grade of 0.94 grams per tonne in the Inferred category.(2)

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are pleased with the very high level of support that our agreement with Temex has received from Temex shareholders. The acquisition of Temex will provide Lake Shore Gold with valuable upside potential as we look to leverage our existing infrastructure in the Timmins area and continue to grow our company. Temex’s Whitney Project is very attractive to us given its close proximity to our Bell Creek milling facility, its large, high-grade resource and the attractive exploration targets included within its property position.”

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected costs, production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

Footnotes

(1)
For more information about resources estimates at Whitney, please see Temex’s technical report entitled, “Technical Report And Resource Estimate On The  Upper Hallnor, C-Zone, And Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada”, published on SEDAR on February 27, 2014.

(2)
For more information about resource estimates at Juby, please see Temex’s technical report entitled, “Technical Report On The Updated Mineral Resource Estimate For The Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario”, published on SEDAR on February 26, 2014.